Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our consolidated financial statements in Canadian dollars. In this MD&A, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$,” mean Canadian dollars and all references to “$” or “US$” and mean U.S. dollars.

The following MD&A provides the Company’s management perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the years ended March 31, 2023 and March 31, 2022. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes thereto as at March 31, 2023 and March 31, 2022 and for the years ended March 31, 2023 and March 31, 2022. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the financial information included in this MD&A is derived from the consolidated financial statements, except as otherwise noted.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Information” below. Readers are directed to carefully review the sections entitled “Non-IFRS Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the annual information form (the “Annual Information Form") filed by the Company with the applicable Canadian securities regulatory authorities (available under the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com) and filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s annual report on Form 40-F (available on the SEC’s EDGAR website at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC.

This MD&A is dated as of June 21, 2023. This document has been approved and authorized for issue by the Board of Directors on June 21, 2023. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Functional Currency

The Company’s functional currency is the US dollar, which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income.

The currency exchange rates for the relevant periods of fiscal 2023 and fiscal 2022 are provided below:

	Average Rate		Period End Rate
	FY2023	FY2022	FY2023	FY2022

April 1 to June 30	1.2628	1.2280	1.2886	1.2394

July 1 to September 30	1.3061	1.2601	1.3707	1.2741

October 1 to December 31	1.3580	1.2600	1.3544	1.2678

January 1 to March 31	1.3518	1.2663	1.3533	1.2496

Cautionary Note Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and strategic objectives, Algoma’s expectation to pay a quarterly dividend, the expected timing of the EAF (as defined below) transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. The statements we make regarding the following matters are forward-looking by their nature:

●	future financial performance;
●	future cash flow and liquidity;
●	future capital investment;
●	our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, with a substantial amount of indebtedness;
●	significant domestic and international competition;
●	macroeconomic pressures in the markets in which we operate;
●	increased use of competitive products;
●	a protracted fall in steel prices resulting in impairment of assets;
●	excess capacity, resulting in part from expanded production in China and other developing economies;
●	low-priced steel imports and decreased trade regulation, tariffs and other trade barriers;
●	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers;
●	increases in annual funding obligations resulting from our under-funded pension plans;
●	supply and cost of raw materials and energy;
●	impact of a downgrade in credit rating and its impact on access to sources of liquidity;
●	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;
●	environmental compliance and remediation;
●	unexpected equipment failures and other business interruptions;
●	a protracted global recession or depression;
●

changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

●	risks associated with existing and potential lawsuits and regulatory actions made against us;
●	impact of disputes arising with our partners;
●	the ability of Algoma to implement and realize its business plans, including Algoma’s ability to complete its transition to EAF steelmaking on time and at its anticipated cost;

●	Algoma’s ability to operate the EAF;
●

the risks that higher cost of internally generated power and market pricing for electricity sourced from Algoma’s current grid in Northern Ontario could have an adverse impact on our production and financial performance;

●	access to an adequate supply of the various grades of steel scrap at competitive prices;
●	the risks associated with the steel industry generally;
●	economic, social and political conditions in North America and certain international markets;
●	changes in general economic conditions, including as a result of the COVID-19 pandemic; or the ongoing conflict between Russia and Ukraine that commenced in February 2022;
●	risks associated with inflation rates;
●	risks inherent in the Corporation’s corporate guidance;
●	failure to achieve cost and efficiency initiatives;
●	risks inherent in marketing operations;
●	risks associated with technology, including electronic, cyber and physical security breaches;
●	projected increases in capacity liquid steel as a result of the transformation to EAF steelmaking;
●	projected cost savings associated with the transformation to EAF steelmaking;
●

projected reduction in carbon dioxide (“CO2”) emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reductions on the CIB Loan and carbon taxes payable;

●	construction projects are subject to risks, including delays and cost overruns;
●	our ability to enter into contracts to source scrap and the availability of scrap;
●	the availability of alternative metallic supply;
●	the Company’s expectation to declare and pay a quarterly dividend; and
●	business interruption or unexpected technical difficulties, including impact of weather; counterparty and credit risk; labour interruptions and difficulties.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in the Annual Information Form.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward- looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd., was incorporated on March 23, 2021 under the Business Corporations Act (“BCA”) for the purpose of purchasing Algoma Steel Holdings Inc. (“ASHI”). A purchase agreement between the Company and Algoma Steel Intermediate S.A.R.L. (the “Vendor”) was executed on March 29, 2021, whereby the Vendor sold its equity holdings in the capital of ASHI to the Company. The transaction resulted in the Vendor transferring its 100,000,001 common shares of ASHI to the Company in exchange for 100,000,000 common shares of the Company.

Algoma Steel Inc., the operating company and an indirect wholly-owned subsidiary of ASHI, was incorporated on May 19, 2016 under the BCA, for the purpose of purchasing substantially all of the operating assets and liabilities of Essar Steel Algoma Inc. (“Old Steelco”). The Company is an integrated steel producer with its active operations located entirely in Canada. The Company produces sheet and plate products that are sold primarily in North America.

Merger Transaction

On October 19, 2021, the merger between a subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”), pursuant to an Agreement and Plan of Merger (“Merger Agreement”) entered into on May 24, 2021 (the “Merger”), was completed (the “Closing”), with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company. Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,306,320 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma common shares issued to Legato shareholders was C$421.3 million ($340.9 million). As part of the Merger, Algoma acquired cash and a receivable then owing between Legato and Algoma Steel Inc. (“ASI”) and issued replacement warrants to Legato warrant holders, with the difference accounted for as a listing expense. Following the consummation of the Merger on Closing, Legato was dissolved and its assets and liabilities were distributed to the Company.

Concurrent with the execution of the Merger Agreement, the Company completed a PIPE investment transaction with certain investors pursuant to which such investors purchased an aggregate of 10,000,000 common shares of the Company for the purchase price of $10.00 per share and at an aggregate purchase price of $100.0 million on closing of the Merger.

Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and 604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants. Each of the Company’s Warrants are exercisable for one common share in the Company at $11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021. On Closing, the Company recognized a liability in the amount of C$92.0 million ($74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each unit.

On Closing, the LTIP awards granted by ASHI became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Awards”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Awards were issued. Similar to the LTIP awards, each Replacement LTIP Award allows the holders to purchase one common share of Algoma. The Replacement LTIP Awards are considered fully vested and can be exercised for approximately $0.013 per common share, pursuant to an LTIP exchange agreement with each holder. Should the participants’ employment with the Company cease, a cash-out option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Awards based on the five-day volume-weighted average trading price of the Company’s common shares, subject to the approval of the Board of Directors.

Upon the consummation of the Merger, the Company issued Replacement LTIP Awards to replace previously issued restricted share units, director units and performance share units. The Replacement LTIP Awards are accounted for as cash-settled share-based payments and are immediately vested on Closing. The previous long-term incentive plan established by ASHI dated May 13, 2020 was cancelled on Closing and no additional awards can be granted under this plan.

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“Omnibus Plan”) that would allow the Company to grant various awards to its employees. Refer to Note 33 of the Company’s March 31, 2023 audited consolidated financial statements.

Under the terms of the Omnibus Plan, Deferred Share Units (“DSUs”) may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the volume weighted average price of the Company’s common shares on the day preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the date a director ceases to be a director (or, if the director is also an employee of the Company, the date on which such individual ceases to be an employee).

Under the terms of the Omnibus Plan, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) may be issued to employees of the Company as may be designated by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and non-market performance conditions. RSUs and PSUs are granted as incentive compensation, and when vested become exercisable on their terms as fully paid and issuable common shares, or may be settled in cash at the then current market price. In either case, recipients are subject to normal tax withholdings as ordinary income. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.

Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at December 31, 2021 and thereafter. The Company has accounted for these rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the consolidated statements of net income.

As at March 31, 2021, all the conditions related to the earnout rights were satisfied and the Board of Directors subsequently approved the issuance of common shares to non-management holders of the earnout rights. On February 9, 2022, the Company issued 35,883,692 common shares related to the earnout rights at $9.54 per share. As a result, the Company derecognized the related earnout liability.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

As at March 31, 2023, there were 103,567,884 common shares issued and outstanding, and no preferred shares issued and outstanding.

Warrants

As at March 31, 2023, the 24,179,000 Warrants remain outstanding with an estimated fair value of $1.75 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of C$57.3 million ($42.3 million) (March 31, 2022 - C$99.4 million) in warrant liability on the consolidated statements of financial position. Gain on change in the fair value of the warrant liability for the year ended March 31, 2023 of C$47.7 million and loss on change in the fair value of the warrant liability for the year ended March 31, 2022 of C$6.4 million are presented in the consolidated statements of net income.

Replacement LTIP

As at March 31, 2023, 266,186 units of Replacement LTIP Awards were surrendered by retiring employees and were settled for total cash consideration of C$3.2 million. In addition, 93,201 dividend equivalent units were granted as at March 31, 2023. As such, 3,059,643 Replacement LTIP Awards remain outstanding with an estimated fair value of $8.08 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of C$33.5 million ($24.7 million) (March 31, 2022 - C$45.4 million) in share-based payment compensation liability on the consolidated statements of financial position.

Omnibus LTIP

For the year ended March 31, 2023, the Company granted 156,629 DSUs under the Omnibus Plan to certain directors of the Company, with a grant date fair value based on the market price of the Company’s common shares on the day of the grant. In addition, 4,441 DSUs were granted as dividend equivalents.

On March 31, 2023, the Company recorded a share-based payment compensation expense of C$1.7 million in administrative and selling expense on the consolidated statement of net income and contributed surplus on the consolidated statements of financial position (March 31, 2022 - C$0.7 million).

As at March 31, 2023, a total of 215,628 DSUs were outstanding. No exercises, cancellations or forfeiture of DSUs have been recorded to date.

On May 17, 2022, 141,203 RSUs and 556,348 PSUs were granted to certain employees of the Company, with a grant date fair value of US $9.40 per award based on the market price of the Company’s common shares. The RSUs and PSUs vest on March 15, 2024 upon the achievement of service and non-market performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions.

As at March 31, 2023, additional awards were granted as dividend equivalents totaling 3,479 and 13,740 RSUs and PSUs, respectively. Further, based on the achievement of the non-market performance conditions and forfeiture of awards from employee departures, 144,682 and 178,407 units of RSUs and PSUs, respectively, remain outstanding for recognition over the remainder of the vesting period.

Accordingly, for the year ended March 31, 2023, the Company recorded a share-based payment compensation expense of C$2.2 million in administrative and selling expenses on the consolidated statement of net income and contributed surplus on the consolidated statements of financial position. No exercises or cancellations of RSUs and PSUs have been recorded to date.

Earnout

As at March 31, 2023, 125,923 units of earnout rights were surrendered by a retiring employee and was settled for total cash consideration of C$1.5 million. In addition 46,802 dividend equivalents were granted as at March 31, 2023. As such, 1,537,184 earnout rights remain outstanding with an estimated fair value of $8.08 per unit based on the market price of the Company’s common shares, for which an earnout liability of C$16.8 million ($12.4 million) (March 31, 2022 - C$22.7 million; $18.2 million) was recognized on the consolidated statements of financial position.

Strategic Capital Projects

Electric Arc Furnace (“EAF”)

On November 10, 2021, the Company’s Board of Directors authorized the Company to construct two state-of-the-art electric-arc-furnaces (EAF) to replace its existing No. 7 blast furnace steelmaking operations (EAF Transformation Project). The EAF Transformation Project is expected to reduce Algoma’s carbon emissions by approximately 70%. The Company plans to invest approximately C$700 million in the EAF Transformation Project, funded with previously announced financing commitments, proceeds from the Merger, and cash from operations. EAF steelmaking is a method of producing steel by melting scrap metal and other metallic inputs using an electric arc. This process is widely used in modern steel production. The EAF steelmaking facility is to being built on vacant land adjacent to the current steelmaking facility to mitigate disruption to current operations, and will be integrated into existing downstream equipment and facilities, thereby reducing capital expenditure requirements.

The EAF Transformation Project is expected to improve product mix, reduce fixed costs, provide for significant carbon tax savings, increase production capacity and decrease the Company’s environmental footprint. The Company anticipates a 30-month construction phase for the EAF facility, with construction having started in April 2022 and commencement of start-up activities to begin prior to calendar year end 2024, and expects to transition away from its current blast furnace steelmaking thereafter as increased electric power from the provincial grid supplying the Company becomes available.

On September 20, 2021, the Company secured an agreement with the Government of Canada through the Ministry of Innovation, Science and Economic Development Canada of, whereby the Company will receive up to C$200.0 million in the form of a loan to support the EAF Transformation Project. The loan is provided through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund (the “Federal SIF”). The repayment period will commence upon the earlier of the Company having access to full power from the provincial electricity grid to operate the EAFs independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing greenhouse gas emissions.

On November 29, 2021, the Canada Infrastructure Bank (CIB) and the Company have entered into a definitive agreement (CIB Loan) with respect to the CIB’s previously announced commitment to finance greenhouse gas reduction industrial initiatives, including the EAF Transformation Project. Under the terms of the CIB Loan, the CIB made available up to C$220 million in loan financing towards the EAF Transformation Project. Further, under the terms of CIB Loan, the amount of credit available is reduced by one-third of any restricted payments or distributions to shareholders made by the Company, including dividends and share repurchases. As of March 31, 2023, the CIB’s financial commitment has been reduced by C$194.9 million as a result of restricted payments, in respect of dividends and share repurchases completed by the Company through normal course market purchases and the completion of the $400 million Substantial Issuer Bid for the Company’s common shares completed in June 2022. As a result of these restricted payments and distributions, as of March 31, 2023, the amount available to the Company under the CIB’s credit facility is C$25.1 million.

On December 2, 2021, the Company announced that it has selected Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) as the sole technology provider for the EAF steelmaking facility. In connection with this agreement, Danieli will supply its AC-Digimelter technology powered by Q-One digital power systems.

On January 27, 2022, the Company announced that it has awarded GE Gas Power (GE), a General Electric company, a contract for the upgrade to the Company’s natural gas combined cycle power plant (LSP) including the installation of two gas turbine packages. The upgrade is expected to supply the Company with sufficient internal electricity generation to power phase one of its transition to EAF steelmaking. Under the terms of the contract, GE will provide two LM6000PC aeroderivative gas turbines complete with new control systems as well as a new control system for the existing GE steam turbine. The LM6000PC (Power Capacity) is part of GE’s LM6000 series, which is a widely used line of aeroderivative gas turbines, and is known for its high efficiency, flexibility, and reliability in power generation in various applications, including peaking plants, combined cycle plants, cogeneration, and industrial power generation. In addition, GE has completed a full rewind on the No. 2 Generator. Both turbines are currently onsite with installation expected to begin by Summer 2023 and commissioning prior to the completion of the EAF installation.

On April 25, 2022, the Company announced that it awarded the structural building contract for its EAF Transformation Project to Hamilton, Ontario-based Walters Group Inc. (“Walters”). Walters is responsible for fabricating and erecting the main building structure in addition to the necessary dust collection hoods. Pursuant to the fixed-price contract, Walters will use Algoma’s steel plate products in the fabrication of the heavy structural components, and will work with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements.

On March 13, 2023, the Company announced the appointment of EllisDon as Construction Manager for completion of the EAF Transformation Project. Onsite assembly of the building structure is continuing, with the completion targeted in early 2024.

The Company is progressing its applications for environmental operational permits through the Province’s Ministry of Environment Conservation & Parks.

The Company is progressing its discussions with the Independent Electricity System Operator (“IESO"), Ontario independent electricity regulator, as well as with the Ministry of Energy in respect of securing power for the full EAF Transformation Project. In April, 2023, following completion of the System Impact Assessment of Phase-1 by the IESO, the Company received formal conditional approval of the Company’s EAF Connection Proposal (CAA ID Number: 2021-694 & 2021-695), providing for connecting the EAF load facility with electricity supplied from the Company’s Lake Superior Power Plant (115MW) and the current 115kV transmission grid.

The EAF Transformation project advanced through fiscal 2023, with approximately 80% of the budgeted project cost contracted and the remainder uncontracted at fiscal year-end. The Company now estimates that the project will exceed its original budget by $125 million to $175 million due to various emerging factors, including general market pressures impacting the cost of materials, along with higher costs for skilled labour and currency fluctuations. Additionally, supply chain disruptions with certain micro-processing chips is expected to delay the start of commissioning of the first furnace to calendar year-end 2024. The revised budget and schedule is based on currently available information, including responses to requests for proposals and estimates of final pricing, and is subject to change as additional information becomes available. Management remains fully committed to addressing these challenges proactively to mitigate their impacts and to ensure the successful execution of the project. The Company continues to expect that the completion of the EAF project will be funded with cash-on-hand, cash generated through operations, and available borrowings under the Company’s existing undrawn and recently upsized and extended ABL credit facility.

From the inception of the EAF Transformation Project through March 31, 2023 the Company has spent C$267.1 million. At March 31, 2023, the Company had C$159.6 million in total available financing including C$134.4 million loan under the Federal Strategic Innovation Fund and C$25.1 million under the CIB credit facility.

Plate Mill Modernization

In 2019, the Company undertook a plate mill modernization project (the “PMM Project") which is to be completed in two phases and plans to invest a total of approximately C$135 million, which will be partly funded by government loan facilities totaling approximately C$50 million. This strategic initiative will enhance the capacity and quality of the Company’s discrete plate product line, which is a differentiated product capability and a key source of competitive advantage. The PMM Project will allow the Company to satisfy higher product quality requirements of its customers with respect to surface and flatness, increase high strength capability with availability of new grades, ensure reliability of plate production with direct ship capability and increase overall plate shipment capacity through debottlenecking and automation. The modernization process is comprised of two phases: the first being a quality focus and the second phase a productivity focus. The first phase focused on quality, with installation and commissioning upgrades of a new primary slab de-scaler (to improve surface quality), automated surface inspection system (to detect and map surface quality), an in-line hot leveler (to improves flatness), and automation of the 166 inch plate mill (which expands the Company’s grade offering). The second phase focuses on productivity and includes installation and commissioning upgrades of onboard descaling systems for the 2Hi and 4Hi roughing roll stands, mill alignment and work roll offset at the 4Hi, 4Hi DC drive, new cooling beds coupling the plate mill and shear line, dividing shear, plate piler and automated marking machine. The first phase installation commenced in June 2022 with the expected quality levels being achieved, and commissioning substantially completed in early 2023. The Company believes that its previously disclosed delays in commissioning Phase 1 of the PMM Project have been adequately resolved, and is working towards achieving full operating capability. Construction for the second phase, which focuses on productivity enhancements, is underway. Timing for final installation and commissioning is under review by the Company based on readiness and market conditions.

On March 17, 2023, the Company reached a settlement agreement (the “Settlement Agreement") with Danieli, where Danieli has provided Algoma a credit note in the total aggregate amount of $5,000,000. This settlement was in relation to delays in the completion of Phase 1 of the PMM Project, and recovery of excess expenses incurred by Algoma during such period.

Key Leadership and Governance Announcements

On April 9, 2022, Michael D. Garcia was appointed Chief Executive Officer of the Company effective June 1, 2022, and was concurrently appointed to the Company’s Board of Directors, following the resignation of Michael McQuade from such position. Mr. McQuade continues to serve on the Company’s Board of Directors.

On September 20, 2022, each of the then-existing directors of the Company were elected as directors until the next annual meeting. Two new directors, Sanjay Nakra and Ave G. Lethbridge, joined the Company’s Board of Directors as at such date.

On November 1, 2022, John Naccarato was appointed Interim Head of Operations in addition to his role as Vice President Strategy and Chief Legal Officer of the Company pending a search for a new Senior Vice President Production.

On March 8, 2023, the Company announced the appointment of Danielle Baker, as Chief Human Resources Officer.

On March 29, 2023, the Company received the resignation of Brian Pratt from the Board of Directors for personal reasons.

On June 1, 2023, Michael Panzeri joined the Company as Senior Vice President Production of Algoma Steel Inc.

Labour Matters

On August 30, 2022, the Company and United Steelworkers Local Union 2251, the union representing Algoma’s hourly employees, announced that the parties have successfully ratified the terms of the new 5-year collective agreement. This is in addition to the 5-year collective agreement with the United Steelworkers Local 2724, the union representing its technical, professional, and front-line supervisory employees, which was subsequently ratified on September 26, 2022.

Environmental Matters

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The Company can incur regulatory liability as well civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility, and some quantity of the oil was discharged into the St. Mary’s River. Following the discharge, traffic on the river was temporarily halted, the local public health authority issued a water advisory and a nearby municipality issued an emergency declaration regarding its municipal water supply. We actively worked with our response partners deploying equipment and resources to contain and mitigate the effects on the waterway and neighboring communities and are working with local, provincial, and federal regulatory authorities. The public health authorities lifted the water advisory on June 21, 2022 and the US Coast Guard did not see any impact to shoreline or marine wild life. At present, the Company has not received any orders or offenses from any regulatory authority. We may be subject to regulatory fines and other public and private actions in the future as a result of the incident but the financial and other impact of this incident is currently unknown.

Environmental, Social and Governance (“ESG”)

At Algoma, we recognize that ESG factors present a spectrum of risks and opportunities to both our business and stakeholders, such as our investors, customers, suppliers, employees, governments, and the communities in which we operate. We are committed to conducting our business in a manner that ensures reasonable and responsible consideration is given to ESG factors.

We aim to become a major contributor towards a sustainable and environmentally responsible future for Canadian steel production. We are making a transformational investment in EAF steelmaking and we are committed to further innovating and incorporating environmental considerations across our production processes. We are also committed to ensuring the health and safety of our employees, continuing our contribution to the prosperity of the communities in which we operate, and fostering a diverse, inclusive, and equitable workforce.

Algoma has been undertaking efforts to enhance its approach to ESG, including conducting an ESG Materiality Assessment focused on identifying and prioritizing the ESG factors with the greatest potential to impact our business to ensure that we are generating value for investors and prioritizing long-term sustainability. This foundational work will form the basis of our ESG strategy.

As part of our commitment to enhance our transparency and accountability on ESG, we are excited to have published our ESG Position Statement on the Company’s website. Furthermore, we plan to publish our inaugural ESG report later this year. We will report in alignment with the Sustainability Accounting Standards Board (“SASB”) Standards and the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) to the extent possible, and we are actively working to further enhance our alignment with these frameworks over time. This report will provide additional details on our ESG strategy, our approach to mitigating ESG risks, and capturing ESG opportunities.

Our approach to ESG is underpinned by governance structures that enable us to effectively oversee and manage ESG risks and opportunities. Our Board has ultimate accountability for ESG factors, including climate change factors. The Nominating and Corporate Governance Committee has primary responsibility for supporting the Board in this oversight responsibility and is responsible for overseeing Algoma’s ESG framework, coordinating with other Board Committees, and reporting on ESG to the entire Board.

Coal Conveyor Fire

On August 7, 2022, the Company experienced a fire on one of its coal conveyors that supplies coal to two of its three coke batteries. No one was injured in this event. Algoma produces coke from three production units, and supplements with purchased coke from various suppliers. Iron and steelmaking operations continued in the normal course while the damage was repaired, and the Company continued to produce coke at a reduced rate, and had sufficient coke inventory and supply contracts for purchased coke to support steelmaking operations. All repairs have been completed, and the conveyor has been put back into normal operation.

Factors Affecting Financial Performance

The Company’s costs are primarily driven by commodity prices, including the price of iron ore, coal, electricity and natural gas, and inflation or other fluctuations in the prices of key raw materials and other inputs essential to our operations can have a substantial impact on our profitability and overall financial performance. Inflationary pressures on commodity raw material inputs can arise from various factors, including global supply and demand dynamics, geopolitical events, natural disasters, trade policies, and currency exchange rate fluctuations. These factors are often beyond our control and can lead to substantial price increases in raw materials, as well as challenges in managing our supply chain and inventory affecting our ability to secure adequate raw material supplies in a timely and cost-effective manner. Increased costs of raw materials can directly erode our profit margins, making it challenging to maintain competitive pricing in the market. If applicable, in future filings the Company will describe any known trends or uncertainties related to inflation and rising costs that have had or that are reasonably likely to have a material impact on the Company’s business and results of operations in the applicable period, and any actions planned or taken to mitigate inflationary pressures.

North American steel pricing is largely dependent on global supply and demand, the level of steel imports into North America, economic conditions in North America, global steelmaking overcapacity, and increased raw material prices. North American steel producers compete with many foreign producers, including those in Europe, China and other Asian countries. Competition from foreign producers is periodically intensified by weakening regional economies of their surrounding countries, and resultant decisions by these foreign producers with respect to export volumes and pricing possibly more influenced by political and economic policy considerations than by prevailing market conditions.

Global steel production decreased 4.3% in 2022 compared to 2021 to 1,831.5 million metric tonnes. China represents approximately 55% of global crude steel production. (source: Worldsteel Association “December 2022 crude steel production” January 31, 2023). According to the Organization for Economic Cooperation and Development (OECD) global steelmaking capacity continues to increase at a rapid pace in a period of weakening steel market conditions. A total of 329 steel investment projects are either currently underway or in the planning stages around the world. Excess capacity is a structural issue that continues to dampen prospects for the global steel industry. OECD reported that global capacity utilization was 74.3% in 2022, with excess capacity of approximately 632 million metric tonnes in 2022, which is up from 2021 levels and is the equivalent to approximately 40 times the size of the Canadian steel industry.

Overall Results

Net Income

The Company’s net loss for the three month period ended March 31, 2023 was C$20.4 million compared to net income of C$242.9 million for the three month period ended March 31, 2022, resulting in a C$263.3 million decrease of net income. The decrease is largely due to continuing softening in steel pricing and the cost of steel revenue was negatively impacted mainly due to the replacement of internally produced coke with purchased coke and an increase in the purchase price of key inputs such as metallurgical coke and coal.

The Company’s net income for the year ended March 31, 2023 was C$298.5 million compared to C$857.7 million for the year ended March 31, 2022, resulting in a C$559.2 million decrease of net income. The decrease is mostly driven by lower steel pricing and lower steel shipment volume, higher cost of steel revenue, the replacement of internally produced coke with purchased coke and the increase in the purchase price of key inputs such as coal, natural gas and alloys. Also contributing to the negative variance was the ratification of the collective bargaining agreements, which resulted in increased pension and post-employment benefit expenses (C$53.3 million) compared to the prior year. The comparative decrease in net income is partly offset by listing expense (C$235.6 million) and transaction costs (C$26.5 million) pertaining to the Merger transaction which only impacted the year ended March 31, 2022.

Income from Operations

The Company’s income from operations for the three month period ended March 31, 2023 was C$21.7 million compared to income from operations of C$310.6 million for the three month period ended March 31, 2022, a decrease of C$288.9 million, due primarily to the same reasons mentioned above.

The Company’s income from operations for the year ended March 31, 2023 was C$290.5 million compared to C$1,411.0 million for the year ended March 31, 2022, a decrease of C$1,120.5 million, due primarily to the same reasons mentioned above for net income.

Non-IFRS Financial Measures

In this MD&A, we use certain non-IFRS measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported in accordance with IFRS. As described below, the term “Adjusted EBITDA” is a financial measure utilized by the Company in reporting its financial results that is not defined by IFRS. The terms “Average Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by the Company in reporting its financial results that are not defined by IFRS. Average Net Sales Realization, as defined the Company, refers to steel revenue less freight per steel tons shipped. Average Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold, as defined by the Company, refers to cost of steel revenue less freight, amortization, carbon tax and past service costs for pension and post-employment benefit adjustments (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate the Company’s cost of steel products sold on a per ton basis, excluding the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Average Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS measures. A reconciliation of each of Average Net Sales Realization and Cost Per Ton of Steel Products Sold to their most comparable IFRS financial measures are contained in this MD&A.

Adjusted EBITDA, as defined by the Company, refers to net income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, listing expense, past service costs – pension, past service costs – post-employment benefits and share-based compensation related to performance share units. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as defined and used by the Company, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. These measures are included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA to its most comparable IFRS financial measures, see “Adjusted EBITDA” presented in this MD&A.

Adjusted EBITDA, Average Net Sales Realization and Cost Per Ton of Steel Products Sold have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are:

●	they do not reflect cash outlays for capital expenditures or contractual commitments;
●	they do not reflect changes in, or cash requirements for, working capital;
●	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;
●	they do not reflect income tax expense or the cash necessary to pay income taxes;
●	they do not reflect interest on pension and other post-employment benefit obligations;
●

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, as such Adjusted EBITDA does not reflect cash requirements for such replacements;

●	they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and
●	other companies, including other companies in our industry, may calculate these measure differently than as presented by us, limiting their usefulness as a comparative measure.

Steel Revenue and Cost of Sales

			Three months ended						Years ended
			March 31,						March 31,
			2023		2022				2023		2022
tons
Steel Shipments	é	4.5%		571,647		547,217	ê	12.8%		2,002,715		2,297,159

millions of dollars

Revenue	ê	28.1%	C$	677.4	C$	941.8	ê	27.0%	C$	2,778.5	C$	3,806.0

Less:

Freight included in revenue				(54.1)		(48.0)				(182.4)		(172.9)

Non-steel revenue				(14.1)		(13.9)				(46.0)		(84.3)

Steel revenue	ê	30.8%		$609.2		$879.9	ê	28.1%	C$	2,550.1	C$	3,548.8

Cost of steel revenue	é	3.9%	C$	562.5	C$	541.3	é	5.1%	C$	2,160.2	C$	2,054.6

Amortization included in cost of steel revenue				(25.6)		(22.7)				(95.0)		(86.7)

Carbon tax included in cost of steel revenue				(2.9)		(0.4)				(7.2)		0.6

Past service costs - pension benefits				-		-				(44.5)		-

Past service costs - post-employment benefits				-		-				(3.4)		-

Cost of steel products sold	é	3.0%	C$	534.0	C$	518.2	é	2.1%	C$	2,010.1	C$	1,968.5

dollars per ton

Revenue per ton of steel sold	ê	31.1%	C$	1,185	C$	1,721	ê	16.3%	C$	1,387	C$	1,657

Cost of steel revenue per ton of steel sold		0.5%	C$	984	C$	989	é	20.6%	C$	1,079	C$	894

Average net sales realization on steel sales (i)	ê	33.7%	C$	1,066	C$	1,608	ê	17.6%	C$	1,273	C$	1,545

Cost per ton of steel products sold	ê	1.4%	C$	934	C$	947	é	17.0%	C$	1,004	C$	857

(i) Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

Revenue and steel revenue decreased by 28.1% and 30.8%, respectively, whereas steel shipment volumes increased by 4.5% during the three month period ended March 31, 2023 as compared to the three month period ended March 31, 2022. The Company’s average NSR on steel sales per ton shipped was C$1,066 for the three month period ended March 31, 2023 (March 31, 2022 - C$1,608), a decrease of 33.7%. The overall decrease in revenue, steel revenue and average NSR is mainly due in part to weakening market conditions and for reasons as discussed earlier.

Revenue and steel revenue decreased by 27.0% and 28.1%, respectively, and steel shipment volumes decreased by 12.8% during the year ended March 31, 2023 as compared to the year ended March 31, 2022. The Company’s average NSR on steel sales per ton shipped was C$1,273 for the year ended March 31, 2023 (March 31, 2022 - C$1,545), a decrease of 17.6%. The overall decrease in revenue, steel revenue, steel shipment volumes and average NSR is mainly due to the reasons discussed earlier.

For the three month period ended March 31, 2023, the Company’s cost of steel revenue and cost of steel products sold increased by 3.9% to C$562.5 million (March 31, 2022 - C$541.3 million) and 3.0% to C$534.0 million (March 31, 2022 – C$518.2 million), respectively, for reasons as discussed earlier.

For the year ended March 31, 2023, the Company’s cost of steel revenue and cost of steel products sold increased by 5.1% to C$2,160.2 million (March 31, 2022 - C$2,054.6 million) and 2.1% to C$2,010.1 million (March 31, 2022 – C$1,968.5 million), respectively, for reasons as discussed earlier.

Non-steel Revenue

The Company’s non-steel revenue for the three month period ended March 31, 2023 was C$14.1 million (March 31, 2022 – C$13.9 million).

For the year ended March 31, 2023, the Company’s non-steel revenue was C$46.0 million (March 31, 2022 - C$84.3 million). The decrease of C$38.3 million was mainly due to the sale of royalty rights (C$20 million) in the year ended March 31, 2022, as well as lower sales volumes of mill scale, pellet fines and kish products.

Administrative and Selling Expenses

	Three months ended				Years ended
	March 31,				March 31,
millions of dollars	2023		2022		2023		2022

Personnel expenses	C$	10.1	C$	13.9	C$	43.2	C$	54.2

Professional, consulting, legal and other fees		11.3		10.1		42.5		36.2

Software licenses		1.6		1.1		5.2		4.6

Amortization of intangible assets and non-production assets		-		0.1		0.3		0.4

Other administrative and selling		2.0		2.8		8.1		7.6

	C$	25.0	C$	28.0	C$	99.3	C$	103.0

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended March 31, 2023, were C$25.0 million (March 31, 2022 - C$28.0 million). The decrease in administrative and selling expenses of C$3.0 million is mainly due to a decrease in personnel expenses (C$3.8 million) mainly due to higher profit sharing expenses during the three month period ended March 31, 2022 and a decrease in other administrative and selling (C$0.8 million), offset, in part, by an increase in professional, consulting, legal and other fees (C$1.2 million) and an increase in software licenses (C$0.5 million).

For the year ended March 31, 2023, the Company’s administrative and selling expenses were $99.3 million (March 31, 2022 – C$103.0 million). The decrease in administrative and selling expenses of $3.7 million is mainly due to a decrease in personnel expenses (C$11.0 million) due primarily for reasons described above offset in part by an increase in pension and post-employment benefit expenses as a result of ratifying the collective bargaining agreements (C$5.4 million). The decrease is partially offset by an increase in professional, consulting, legal and other fees (C$6.3 million), increase in software licenses (C$0.6 million) and an increase in other administrative and selling (C$0.5 million).

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, and Foreign Exchange Gains and Losses

The Company’s finance costs represent interest cost on the Company’s debt facilities including the Revolving Credit Facility, Secured Term Loan Facility and Algoma Docks Term Loan Facility, described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A. Finance costs also include the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts on the Company’s environmental liabilities.

	Three months ended				Years ended
	March 31,				March 31,
millions of dollars	2023		2022		2023		2022

Interest on the following facilities

Revolving Credit Facility	C$	0.1	C$	0.1	C$	0.2	C$	0.1

Secured Term Loan Facility		-		-		-		24.1

Algoma Docks Term Loan Facility		-		-		-		2.5

Revolving Credit Facility fees		0.7		0.4		2.5		1.6

Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits		3.7		3.4		14.4		18.8

Other interest expense		0.4		0.4		0.8		1.5

	C$	4.9	C$	4.3	C$	17.9	C$	48.6

As illustrated in the table above, the Company’s finance costs for the three month period ended March 31, 2023 were C$4.9 million (March 31, 2022 - C$4.3 million). The increase of C$0.6 million in finance costs is primarily attributable to increased revolving credit facility fees (C$0.3 million) and accretion of government loan benefits (C$0.3 million).

The Company’s finance costs for the year ended March 31, 2023 were C$17.9 million (March 31, 2022 - C$48.6 million). The decrease of C$30.7 million is mainly due to repayment in full of the Secured Term Loan Facility and Algoma Docks Term Loan Facility in November 2021 resulting in lower interest (C$24.1 million and C$2.5 million, respectively).

The Company’s finance income for the three and twelve month periods ended March 31, 2023, was C$2.9 million and C$13.3 million, respectively, compared to C$0.4 million and C$0.5 million for the three and twelve month periods ended March 31, 2022, respectively, representing an increase of C$2.5 million and C$12.8 million, respectively due primarily to interest income.

The Company’s interest on pension and other post-employment benefit obligations for the three and twelve month periods ended March 31, 2023 was C$4.8 million and C$17.2 million, respectively, compared to C$2.9 million and C$11.6 million, respectively, for the three and twelve month periods ended March 31, 2022, representing an increase of C$1.9 million and C$5.6 million, respectively, due to an increase in discount rates as at March 31, 2022 and as at August 1, 2022 that was used to determine the 2023 fiscal year pension benefit expense.

The Company’s foreign exchange loss for the three month period ended March 31, 2023 was C$0.1 million, compared to a loss of C$6.3 million for the three month period ended March 31, 2022. The foreign exchange gain for the year ended March 31, 2022 was C$41.1 million, compared to a loss of C$4.3 million for the year ended March 31, 2022. These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

Pension and Post-Employment Benefits

	Three months ended				Years ended
	March 31,				March 31,
millions of dollars	2023		2022		2023		2022

Recognized in income before income taxes:

Pension benefits expense	C$	6.2	C$	6.1	C$	73.3	C$	24.4

Post-employment benefits expense		3.3		3.0		16.7		12.0

	C$	9.5	C$	9.1	C$	90.0	C$	36.4

Recognized in other comprehensive income

(pre-tax):

Pension benefits (income) loss	C$	(33.9)	C$	0.3	C$	9.0	C$	(57.9)

Post-employment benefits loss (income)		5.8		(71.0)		(22.8)		(60.0)

	C$	(28.1)	C$	(70.7)	C$	(13.8)	C$	(117.9)

	C$	(18.6)	C$	(61.6)	C$	76.1	C$	(81.5)

As illustrated in the table above, the Company’s pension expense for the three month periods ended March 31, 2023 and March 31, 2022 were C$6.2 million and C$6.1 million, respectively, representing an increase of C$0.1 million due to an increase in discount rates as at August 1, 2022 that were used to determine the revised 2023 fiscal year pension benefit expense for the period of August 1, 2022 – March 31, 2023 as a result of the remeasurement that occurred on August 1, 2022. The Company’s post-employment benefit expense for the three month periods ended March 31, 2023 and March 31, 2022 were C$3.3 million and C$3.0 million, respectively, representing an increase of C$0.3 million due to an increase in discount rates as at August 1, 2022 that were used to determine the revised 2023 fiscal year non-pension benefit expense for the period of August 1, 2022 – March 31, 2023 as a result of the remeasurement that occurred on August 1, 2022.

For the years ended March 31, 2023 and March 31, 2022, the Company’s pension expense was C$73.3 million and C$24.4 million, respectively, representing an increase of C$48.9 million. This increase is primarly a result of the remeasurement that took place on August 1, 2022. As at the remeasurement date a past service cost of C$49.5 million was recognized resulting in the steep increase in expense. The Company’s post-employment benefit expense for the year ended March 31, 2023 and March 31, 2022 were C$16.7 million and C$12.0 million, respectively. This increase is as a result of the remeasurement that took place on August 1, 2022. As at the remeasurement date a past service cost of C$3.8 million was recognized resulting in the increase in expense.

As disclosed in Note 3 to the March 31, 2023 consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income.

For the three month period ended March 31, 2023, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive gain of C$28.1 million (March 31, 2022 – actuarial determined gain of C$70.7 million), a difference of C$42.6 million. The March 31, 2022 other comprehensive income (OCI) adjustments which experienced a steep increase in discount rates as at March 31, 2022 (up approximately 95 basis points from December 31, 2021), partially offset by negative asset returns (-12.5%), resulting in an overall gain for the three month period ended March 31, 2022. The March 31, 2022 OCI adjustments are compared to the March 31, 2023 OCI adjustments which experienced a decrease in discount rates as at March 31, 2023 (down approximately 24 basis points from December 31, 2022) which was offset by an asset return of 5.98%.

For the year ended March 31, 2023, the Company recorded actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive income of C$13.8 million (March 31, 2022 gain of C$117.9 million), a difference of C$104.1 million. The gain at March 31, 2022 was due primarily to an increase in discount rates (up approximately 96 basis points from March 31, 2021) partially offset by negative asset returns of -3.74%. The gain at March 31, 2023 was due primarily to an increase in discount rates (up approximately 75 basis points from March 31, 2022) partially offset by a negative asset return of -8.20%.

Adjustments are required by IFRS when the accrued liability is significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events. Effective August 1, 2022, a new Collective Bargaining Agreement (“CBA”) was signed that extends indexation up to July 1, 2027, early retirement windows to July 31, 2027, and increases the Vision Care and LTM (“Lifetime Maximum”) coverage. As a result, the defined benefit cost determined at the beginning of this fiscal year was recalculated to reflect these additional benefits as at August 1, 2022. The estimated change in the defined benefit cost for the fiscal year as a result of the new CBA ratified in August 2022 and September 2022 for Local 2251 and Local 2724, respectively, are reflected in our results above. Specifically, a past service cost adjustment of C$49.5 million and C$3.8 million related to the defined pension plan and post-employment benefits, respectively, have been reflected in the results above.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act.

For the three month period ended March 31, 2023, total Carbon Tax recognized in cost of sales was C$2.9 million, compared to C$0.4 million in the three month period ended March 31, 2022. The change is mainly due to a true-up of the distribution of the costs between the Company and other emitters and the purchase of surplus credits in the three month period ended March 31, 2022. Carbon Tax is primarily a function of the volume of our production.

For the year ended March 31, 2023, total Carbon tax recognized in cost of sales was C$7.2 million compared to a recovery of C$0.6 million for the year ended March 31, 2022. The change in Carbon tax is due to reasons described above.

Income Taxes

For the three month period ended March 31, 2023, the Company’s deferred income tax recovery and current income tax expense was (C$0.8) million and C$6.2 million, respectively, compared to deferred income tax recovery and current income tax expense of (C$3.8) million and C$81.1 million, respectively, for the three month period ended March 31, 2022 due to a loss before tax of C$15.0 million for the three month period ended March 31, 2023, compared to income before tax of C$320.9 million for the three month period ended March 31, 2022.

For the year ended March 31, 2023, the Company’s deferred income tax recovery and current income tax expense was (C$12.0) million and C$89.6 million, respectively, compared to deferred and current income tax expense of C$101.7 million and C$197.2 million, respectively, for the year ended March 31, 2022 due to net income before tax of C$376.1 million compared to C$1,156.6 million and fully utilizing non-capital losses for the year ended March 31, 2022, resulting in lower current income tax expense.

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net income for the periods indicated:

	Three months ended March 31,				Years ended March 31,
millions of dollars	2023		2022		2023		2022

Net (loss) income	C$	(20.4)	C$	242.9	C$	298.5	C$	857.7

Amortization of property, plant and equipment and amortization of intangible assets		25.6		22.7		95.3		87.0

Finance costs		4.9		4.3		17.9		48.6

Interest on pension and other post-employment benefit obligations		4.8		2.9		17.2		11.6

Income taxes		5.4		78.0		77.6		298.9

Foreign exchange loss (gain)		0.1		6.3		(41.1)		4.4

Finance income		(2.9)		(0.4)		(13.3)		(0.5)

Inventory write-downs (amortization on property, plant and equipment in inventory)		(3.8)		0.1		1.1		0.1

Carbon tax		2.9		0.4		7.2		(0.6)

Increase (decrease) in fair value of warrant liability		19.4		13.2		(47.7)		6.4

Increase (decrease) in fair value of earnout liability		3.5		(44.5)		(5.9)		(78.1)

Increase (decrease) in fair value of share-based payment compensation liability		6.9		2.9		(12.7)		-

Transaction costs		-		5.0		-		26.5

Listing expense		-		-		-		235.6

Share-based compensation		1.5		0.7		4.9		5.7

Past service costs - pension benefits		-		-		49.5		-

Past service costs - post-employment benefits		-		-		3.8		-

Adjusted EBITDA (i)	C$	47.9	C$	334.4	C$	452.3	C$	1,503.2

Net (Loss) Income Margin		(3.0%)		25.8%		10.7%		22.5%

Net (Loss) Income / ton	C$	(35.7)	C$	443.8	C$	149.0	C$	373.4

Adjusted EBITDA Margin (ii)		7.1%		35.5%		16.3%		39.5%

Adjusted EBITDA / ton	C$	83.8	C$	611.1	C$	225.9	C$	654.4

 (i) See “Non-IFRS Measures” for information regarding the limitations of using Adjusted EBITDA.

 (ii) Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended March 31, 2023 was C$47.9 million, compared to C$334.4 million for the three month period ended March 31, 2022, resulting in a decrease of C$286.5 million. The Adjusted EBITDA margin for the three month periods ended March 31, 2023 and March 31, 2022 was 7.1% and 35.5%, respectively. The Adjusted EBITDA per ton for the three month period ended March 31, 2023 was C$83.8 and C$611.1 for the three month period ended March 31, 2022. The decrease in Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA per ton for the three month period ended March 31, 2023 compared to the three month period ended March 31, 2022 was due mainly to a decrease in steel revenue (C$270.7 million), primarily as a result of softening in steel pricing. In addition, there was an increase in the cost of steel products sold (C$15.8 million) due primarily to the same reasons mentioned above for net income. Adjusted EBITDA for the three month period ended March 31, 2023 includes the Settlement Agreement with Danieli as discussed above.

Adjusted EBITDA for the year ended March 31, 2023 was C$452.3 million, compared to C$1,503.2 million for the year ended March 31, 2022, resulting in a decrease of C$1,050.9 million. The Adjusted EBITDA margin for the year ended March 31, 2023 and March 31, 2022 was 16.3% and 39.5%, respectively. The Adjusted EBITDA per ton for the year ended March 31, 2023 was C$225.9 and C$654.4 for the year ended March 31, 2022. The decrease in Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA per ton for the year ended March 31, 2023 compared to the year ended March 31, 2022 was due primarily to the same reasons mentioned above for net income. Adjusted EBITDA for the year ended March 31, 2023 includes the Settlement Agreement with Danieli as discussed above.

Financial Resources and Liquidity

Summary of Cash Flows

	Three months ended March 31,				Years ended March 31,
millions of dollars	2023		2022		2023		2022

Operating Activities:

Cash generated by operating activities before changes in non-cash working capital and environmental liabilities paid	C$	43.1	C$	253.1	C$	362.3	C$	1,287.8

Net change in non-cash working capital		52.3		191.1		(178.7)		(21.1)

Share-based payment compensation and earnout units settled		-		-		(4.6)		-

Environmental liabilities paid		-		(0.4)		(1.7)		(3.3)

Cash generated by operating activities	C$	95.4	C$	443.8	C$	177.3	C$	1,263.4

Investing activities

Acquisition of property, plant and equipment	C$	(82.6)	C$	(94.3)	C$	(333.5)	C$	(167.9)

Disposition of intangible assets		-		0.4		-		-

Recovery of parent company promissory note		-		-		-		2.2

Cash used in investing activities	C$	(82.6)	C$	(93.9)	C$	(333.5)	C$	(165.7)

Financing activities

Bank indebtedness advanced (repaid)	C$	(10.5)	C$	0.1	C$	1.8	C$	(86.8)

Repayment of Secured Term Loan		-		-		-		(381.8)

Repayment of Algoma Docks Term Loan Facility		-		(0.1)		-		(76.0)

Governmental loans received		33.1		2.2		63.3		2.2

Governmental loans benefit		(20.8)		(1.1)		(37.6)		(1.1)

Repayment of governmental loans		(2.5)		(0.8)		(10.0)		(0.8)

Interest paid		(0.1)		(0.1)		(0.2)		(36.3)

Dividends paid		(7.1)		(9.3)		(30.7)		(9.3)

Common shares repurchased and cancelled		-		-		(553.2)		-

Proceeds from issuance of shares		-		-		-		393.5

Other		(0.3)		(0.4)		(3.0)		(2.3)

Cash used in financing activities	C$	(8.2)	C$	(9.5)	C$	(569.6)	C$	(198.7)

Effect of exchange rate changes on cash	C$	(1.9)	C$	(12.6)	C$	57.9	C$	(4.9)

Increase (decrease) in cash	C$	2.7	C$	327.8	C$	(667.9)	C$	894.1

As illustrated in the table above, the generation of cash for the three month period ended March 31, 2023 was C$2.7 million, compared to the generation of cash of C$327.8 million for the three month period ended

March 31, 2022. The decrease in the generation of cash for the three month period ended March 31, 2023, as compared to the three month period ended March 31, 2022, was C$325.1 million, and is primarily the result of the C$348.4 million decrease in cash generated by operating activities, a result of a decrease in net income (decreased by C$263.3 million), for reasons described above and a decrease in the net change in non-cash working capital (decreased C$138.8 million), for reasons discussed below. This was offset, in part, by a decrease in cash used in investing activities (decreased by C$11.3 million) and by the decrease in cash used in financing activities (decreased by C$1.3 million), for reasons described below.

For the year ended March 31, 2023, the use of cash was C$667.9 million, compared to the generation of cash of C$894.1 million for the year ended March 31, 2022. The increase in the use of cash for the year ended March 31, 2023, as compared to the year ended March 31, 2022, was C$1,562.0 million, and is primarily the result of the C$1,086.1 million decrease in cash generated by operating activities, a result of a decrease in net income (decreased by C$559.2 million), for reasons described above and a decrease in the net change in non-cash working capital (decreased C$157.6 million), for reasons discussed below. Furthermore, there was an increase in cash used in financing activities of C$370.9 million primarily due to common shares repurchased and cancelled. In addition, there was increased cash used in investing activities of C$167.8 million, for reasons described below.

Cash Flow Generated by Operating Activities

For the three month period ended March 31, 2023, the cash generated by operating activities was C$95.4 million (March 31, 2022 – cash generated C$443.8 million). The decrease in cash generated in operating activities for the three month period ended March 31, 2023 was due primarily to the same reasons mentioned above for net income.

For the year ended March 31, 2023, the cash generated by operating activities was C$177.3 million (March 31, 2022 – C$1,263.4 million). The decrease in cash generated by operating activities for the year ended March 31, 2023 was due primarily to the same reasons mentioned above for net income.

Further impacting cash used in operating activities is the net effect from changes in non-cash working capital as presented below:

	Three months ended March 31,				Years ended March 31,
millions of dollars	2023		2022		2023		2022

Accounts receivable	C$	(42.5)	C$	44.2	C$	119.5	C$	(127.0)

Inventories		186.5		128.9		(187.8)		(63.6)

Prepaid expenses, deposits and other current assets		(1.4)		23.9		22.8		12.5

Accounts payable and accrued liabilities		(23.4)		83.2		(76.6)		166.6

Taxes payable and accrued taxes		(57.8)		(116.6)		(58.3)		(22.1)

Derivative financial instruments (net)		(9.1)		27.5		1.7		12.5

Total	C$	52.3	C$	191.1	C$	(178.7)	C$	(21.1)

Cash Flow Used In Investing Activities

For the three and twelve month periods ended March 31, 2023, cash used in investing activities was C$82.6 million and C$333.5 million, respectively (March 31, 2022 – C$93.9 million and C$165.7 million, respectively).

For the three month period ended March 31, 2023, property, plant and equipment were acquired at an aggregate net cost of $82.6 million (March 31, 2022 – $94.3 million); comprised of property, plant and equipment acquired with a total cost of $103.4 million (March 31, 2022 - $95.4 million), against which the Company recognized benefits totaling $20.8 million (March 31, 2022 - $1.1 million) in respect of the governmental loans and the governmental grant discussed below.

For the twelve month period ended March 31, 2023, property, plant and equipment were acquired at an aggregate net cost of $333.5 million (March 31, 2022 – $167.9 million); comprised of property, plant and equipment acquired with a total cost of $372.0 million (March 31, 2022 - $172.1 million), against which the Company recognized benefits totaling $38.5 million (March 31, 2022 - $4.2 million) in respect of the governmental loans and the governmental grant discussed below.

For the three and twelve month periods ended March 31, 2023, the Company had additions to property under construction for the EAF project of C$47.3 million and C$215.7 million, respectively (March 31, 2022 – C$51.4 million); in addition, the Company has issued $48.1 million in letters of credit related to equipment fabrication and delivery of which $31.1 million has been released in accordance with the terms. As at March 31, 2023, since inception of the project the Company had additions to property under construction for the EAF project of C$267.1 million.

For the three and twelve month periods ended March 31, 2023, the Company had additions to property under construction for the plate mill modernization project of C$8.0 million and C$33.1 million, respectively (March 31, 2022 – C$18.9 million and C$33.7 million, respectively). As at March 31, 2023, since inception of the project the Company had additions for the plate mill modernization project of C$72.1 million. There has been C$45.9 million transferred into service for the completion of phase one of the plate mill modernization project. At March 31, 2023, there was C$41.4 million pertaining to the plate mill modernization project included in prepaid expenses and deposits.

Cash Flow Used In Financing Activities

For the three month period ended March 31, 2023, cash used in financing activities was C$8.2 million (March 31, 2022 – C$9.5 million). The decrease in cash used in financing activities of C$1.3 million is largely due to the governmental loans received.

For the year ended March 31, 2023, cash used in financing activities was C$569.6 million (March 31, 2022 – C$198.7 million). The increase in cash used in financing activities of C$370.9 million is largely due to the common shares repurchased and cancelled (C$553.2 million) under the Normal Course Issuer Bid and the Substantial Issuer Bid during the year ended March 31, 2023. Further, this increase is due to proceeds from issuance of shares (C$393.5 million) offset, in part, by the repayment of bank indebtedness (C$86.8 million), the repayment of the Secured Term Loan (C$381.8 million) and the Algoma Docks Term Loan Facility (C$76.0 million) during the year ended March 31, 2022.

Selected Annual Information

millions of dollars (except per share amounts)		FY2023		FY2022		FY2021

Revenue	C$	2,778.5	C$	3,806.0	C$	1,794.9

Income from operations	C$	290.5	C$	1,411.0	C$	84.8

Net income (loss)	C$	298.5	C$	857.7	C$	(76.1)

Net income (loss) per common share - basic	C$	2.43	C$	8.53	C$	(1.06)

Net income (loss) per common share - diluted	C$	1.71	C$	7.75	C$	(1.06)

Cash dividend per common share		$0.05		$0.05		$-

Common share dividends declared and paid	C$	30.7	C$	9.3	C$	-

Total assets	C$	2,455.6	C$	2,693.6	C$	1,553.9

Total non-current liabilities	C$	110.4	C$	85.2	C$	86.4

Revenue

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s revenue for the fiscal years ended March 31, 2023 and March 31, 2022 were C$2,778.5 million and C$3,806.0 million, respectively, a decrease of C$1,027.5 million. Refer to the above section “Steel Revenue and Cost of Sales” for a discussion comparing the year-over-year changes.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The Company’s revenue for the fiscal years ended March 31, 2022 and March 31, 2021 were C$3,806.0 million and C$1,794.9 million, respectively, an increase of C$2,011.1 million. Steel revenue increased by 119.7% and steel shipment volumes increased by 9.3% during the year ended March 31, 2022, as compared to the year ended March 31, 2021. This increase was due mainly to increased steel prices compared to the year ended March 31, 2021.

Income from operations

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s income from operations for the fiscal years ended March 31, 2023 and March 31, 2022 were C$290.5 million and C$1,411.0 million, respectively, a decrease of C$1,120.5 million. Refer to the above section “Income from Operations” for a discussion comparing the year-over-year changes.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The Company’s income from operations for the fiscal years ended March 31, 2022 and March 31, 2021 were C$1,411.0 million and C$84.8 million, respectively, an increase of C$1,326.2 million. This increase was due mainly to an increase in steel revenue of C$1,933.7 million, primarily a result of an increase in the selling price of steel. This was offset, in part, by an increase in the cost of steel revenue (C$596.7 million) which is mainly due to an increase in the purchase price of many key inputs such as iron ore, scrap, alloys and natural gas as well as an increase in employee profit sharing expense compared to the prior year.

Net income (loss)

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s net income for the fiscal years ended March 31, 2023 and March 31, 2022 were C$298.5 million and C$857.7 million, respectively, a decrease of C$559.2 million. Refer to the above section “Net Income” for a discussion comparing the year-over-year changes.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The Company’s net income (loss) for the fiscal years ended March 31, 2022 and March 31, 2021 were C$857.7 million and (C$76.1) million, respectively, an increase of C$933.8 million. This increase was due mainly to an increase in steel revenue of C$1,933.7 million, primarily a result of an increase in the selling price of steel, offset in part by listing expense of C$235.6 million and transaction costs of C$26.5 million due to the Merger transaction. Further offsetting the increase in revenue was an associated increase in the cost of steel revenue (C$596.7 million) which is mainly due to an increase in the purchase price of many key inputs such as iron ore, scrap, alloys and natural gas as well as an increase in employee profit sharing expense compared to the prior year.

Total assets

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s total assets for the fiscal years ended March 31, 2023 and March 31, 2022 were C$2,455.6 million and C$2,693.6 million, respectively, a decrease of C$238.0 million. This decrease was due primarily to the decrease in cash of C$667.9 million, as discussed above in the “Summary of Cash Flows” section, and due to the decrease in trade accounts receivable of C$111.7 million, resulting from a decrease in steel revenue and timing of collections from customers. This was offset, in part, by an increase in property, plant and equipment of C$307.6 million, primarily as a result of the EAF and PMM projects and by an increase in inventory of C$242.7 million.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The Company’s total assets for the fiscal years ended March 31, 2022 and March 31, 2021 were C$2,693.6 million and C$1,553.9 million, respectively, an increase of C$1,139.7 million. This increase was due primarily to the increase in cash of C$894.1 million through the cash generated by operating activities, as a result of increased net income for reasons described above, and increase in trade accounts receivable of C$129.7 million as a result of increase in steel revenue and associated timing of collections from customers.

Total non-current liabilities

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s total non-current liabilities for the fiscal years ended March 31, 2023 and March 31, 2022 were C$110.4 million and C$85.2 million, respectively, an increase of C$25.2 million. This increase was due to additional claims under the Federal SIF Agreement loan relating to the EAF project.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The Company’s total non-current liabilities for the fiscal years ended March 31, 2022 and March 31, 2021 were C$85.2 million and C$86.4 million, respectively, a decrease of C$1.2 million. This decrease was mainly due to the increase in the current portion of the Federal AMF Loan (C$10.0 million) and repayments of the Federal AMF Loan (C$0.8 million). This was offset, in part, by claims net of benefit of C$1.1 million and loan accretion of C$8.5 million.

Capital Resources - Financial Position and Liquidity

The Company anticipates making approximately C$100 million of capital expenditures annually in order to sustain existing production facilities. Furthermore, supported by its agreements with the federal and provincial governments and using the cash received as a result of the Merger, the Company anticipates making significant capital expenditures relating to its modernization and expansion program over the next five years, including substantial investment in EAF steelmaking.

The below capital sources and future cash flows from operating activities are expected to avail the Company of substantial financial resources to complete its proposed expansion plans. The Company’s business generates significant cash flow and the Company does not anticipate any issues with generating sufficient cash and cash equivalents, both in the short term and the long term to meet its planned growth or to fund development activities.

As at March 31, 2023, the Company had cash of C$247.4 million (March 31, 2022 - C$915.3 million), and had unused availability under its Revolving Credit Facility of C$279.2 million ($206.3 million) after taking into account C$57.3 million ($42.3 million) of outstanding letters of credit and borrowing base reserves. At March 31, 2022, the Company had drawn C$0.1 million ($0.09 million), and there was C$278.2 million ($222.6 million) of unused availability after taking into account C$34.1 million ($27.3 million) of outstanding letters of credit and borrowing base reserves.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At March 31, 2023, there was C$1.9 million ($1.4 million) drawn on this facility. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at March 31, 2023, the Company has complied with these requirements.

On May 24, 2023, the Company announced that it has successfully increased its Revolving Credit Facility from $250.0 million to $300.0 million and extended the term to May, 2028. The interest rate will be based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage.

On November 30, 2018, the Company secured the following debt financing:

•

$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023 subsequently increased to $300.0 million (May 2023) (the “Revolving Credit Facility”);

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). The Company will repay the loan in equal monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2028; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. The Company will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2024 and ending on April 30, 2031.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan and the Federal SIF are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

On September 20, 2021, the Company, together with the Government of Canada, entered into an agreement of which a benefit of up to C$420.0 million would flow to the Company in the form of a loan up to C$200.0 million from the SIF and a loan up to C$220.0 million from the CIB. Under the terms of the Federal SIF agreement, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and June 30, 2025. Annual repayments of the Federal SIF loan will be scalable based on the Company’s greenhouse gas emission performance.

Under the terms of the CIB agreement (“CIB Facility”), the Company may draw on a non-revolving construction credit facility. Following the completion of the project, quarterly payments including interest at a rate per annum equal to the base rate from the date of borrowing until November 27, 2031, then at a base rate plus 150 basis points until maturity of the loan are required prior to the loan maturity date, November 26, 2046. Pursuant to the terms of the CIB Facility, the amount of credit available is reduced by one-third of any restricted payments or distributions to shareholders, including dividends, and share repurchases. As of March 31, 2023, the amount available under the CIB Facility has been reduced to C$25.1 million as a result of restricted payments made.

During the year ended March 31, 2023, the Company paid ordinary dividends to common shareholders in the aggregate amount of C$30.7 million (March 31, 2022 - C$9.3 million), or $0.05 per common share recorded as a distribution through retained earnings.

Record date	Payment date	Total Dividends on Common Stock

June 27, 2022	July 15, 2022	C$	9.4

August 31, 2022	September 30, 2022		7.1

November 30, 2022	December 30, 2022		7.1

February 28, 2023	March 31, 2023		7.1

		C$	30.7

Normal Course Issuer Bid

On March 3, 2022, the Company commenced a normal course issuer bid (the “NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company is authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase and cancellation commencing on March 3, 2022 until June 14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company was permitted to acquire shares thereunder until March 2, 2023 under the same terms and conditions.

As at March 31, 2023, the Company purchased and cancelled 3,364,262 common shares at a weighted average book value of C$9.25 ($7.30) per share for a total purchase price of approximately C$37.1 million ($28.6 million) under the 2022 NCIB. The excess of the purchase price paid over the carrying value of the common shares purchased, totaling C$5.9 million, was recognized as an increase to retained earnings.

The Company renewed its NCIB to acquire a maximum of 5,178,394 of its shares, or approximately 5% of its 103,567,884 issued and outstanding shares as of February 28, 2023, subject to a daily maximum of 50,984 shares. The NCIB commenced March 6, 2023 and will terminate on the earlier of March 5, 2024, or such earlier time as the Company completes its purchases pursuant to the NCIB or provides notice of termination. As at March 31, 2023, the Company has not made any purchases under its renewed NCIB.

Substantial Issuer Bid

On June 21, 2022, the Company commenced a substantial issuer bid in Canada (collectively the “Offer”) to purchase for cancellation up to $400 million of its common shares. The Offer expired on July 27, 2022, and proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer can individually select the price, within a price range of not less than $8.75 and not more than $10.25 per share (in increments of $0.10 per share), at which they will tender their shares to the Offer. Upon expiry of the Offer, the Company will determine the lowest purchase price that will allow it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding $400 million.

On July 27, 2022, the Offer was completed and 41,025,641 common shares at a weighted average book value of C$9.11 ($7.33) per share were purchased for cancellation at $9.75 per share, for an aggregate amount of $400 million. The excess of the purchase price over the carrying value of the shares purchased totaling C$127.4 million ($99.3 million) was recognized as a reduction to retained earnings. The common shares purchased under the Offer represented approximately 28.0% of the issued and outstanding common shares at the time the Offer was completed. As at March 31, 2023, the Company incurred transaction costs related to the SIB of C$1.1 million which were recorded within capital stock.

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at March 31, 2023, the Company’s obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the March 31, 2023, Canadian/US dollar exchange rate of $1.00 = C$0.7389 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years

Bank indebtedness	C$	1.9	C$	1.9	C$	-	C$	-	C$	-

Long-term governmental loans		189.7		10.0		18.1		79.8		81.8

Purchase obligations - non-capital		1,336.5		854.2		482.3		-		-

Purchase obligations - capital		268.0		250.8		17.2		-		-

Environmental liabilities		72.2		4.5		4.3		12.9		50.5

Lease obligations		2.0		1.8		0.1		0.1		-

Total	C$	1,870.3	C$	1,123.2	C$	522.0	C$	92.8	C$	132.3

Purchase obligations - non-capital, which represent the Company’s most significant contractual obligations across the periods indicated above, are comprised of contracts to purchase the raw materials required to manufacture the Company’s products and therefore contribute directly to the Company’s ability to generate revenue. The Company enters into such contracts on an ongoing basis based on its production requirements to secure favorable raw material pricing and consistency of supply. Most of the Company’s purchase obligations mature in less than one year and are contracted based on the Company’s anticipated production, and the revenue generated from such production is applied to satisfy such purchase obligations. Purchase obligations – capital, represent the Company’s contractual obligations across the periods indicated above for the Electric Arc Furnace and Plate Mill Modernization capital projects.

Off balance sheet arrangements include letters of credit, and operating lease obligations as disclosed above. At March 31, 2023, the Company had C$57.3 million ($42.3 million) (March 31, 2022 - C$34.1 million ($27.3 million)) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At March 31, 2023, the Company’s net obligation in respect of its defined benefit pension plans was C$184.0 million (March 31, 2022 - C$118.1 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$222.9 million (March 31, 2022 – C$239.8 million).

The Company’s obligations, commitments and future payments under contract are expected to be financed through cash flow from operations and funds from the Company’s Revolving Credit Facility. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As at March 31, 2023, there were no transactions, ongoing contractual or other commitments with related parties.

For the year ended March 31, 2022, as a result of the Merger, the Company is no longer a related party of Algoma Steel Parent S.C.A., and its commonly controlled affiliates. Further, Algoma Steel Parent S.C.A. settled its promissory note payable to the Company for C$2.2 million ($1.7 million) by receiving a net amount of C$6.5 million ($5.0 million) in exchange for settling this note payable with the return of capital of C$8.3 million ($6.7 million), as explained in Note 31 to the March 31, 2022 audited consolidated financial statements. To facilitate this payment, the Company entered an agreement with its subsidiary, Algoma Steel Inc. to pay the net amount of C$6.5 million ($5.0 million) on its behalf. The Company settled the loan to its subsidiary, Algoma Steel Inc. with net proceeds from the Merger transaction.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, margin payments, bank indebtedness, accounts payable and accrued liabilities, derivative financial instruments, warrant liability, earnout liability and long-term governmental loans.

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Notes 19 and 30 to the March 31, 2023 consolidated financial statements.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

See also Note 30 to the March 31, 2023 consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at March 31, 2023 is the carrying amount of accounts receivable of $291.2 million (March 31, 2022 - $402.3 million). At March 31, 2023 and March 31, 2022, there was no customer account greater than 10% of the carrying amount of accounts receivable. As at March 31, 2023, $2.0 million, or 0.7% (March 31, 2022 - $2.1 million, or 0.5%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at March 31, 2023 was $0.5 million (March 31, 2022 - $2.4 million), as disclosed in Note 12 to the March 31, 2023 consolidated financial statements.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 5 to the March 31, 2023 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 19 to the March 31, 2023 consolidated financial statements, during the year ended March 31, 2023, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel however was a party to agreements during the year ended March 31, 2022. These activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the years ended March 31, 2023 and March 31, 2022, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by approximately nil.

The Company is exposed to interest rate benchmark, LIBOR, which is subject to interest rate benchmark reform. The exposure arises on the Company’s Revolving Credit Facility bearing interest at LIBOR plus basis points, as disclosed in Note 15 to the March 31, 2023 consolidated financial statements. Subsequent to year end, the Company increased its Revolving Credit Facility from US $250 million to US $300 million. The interest rate on the Revolving Credit Facility will be based on SOFR plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 25. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 19 to the March 31, 2023 consolidated financial statements to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel.

At March 31, 2023, the Company had no commodity-based swap contracts. At March 31, 2022 the Company had commodity-based swap contracts with an aggregate notional quantity of 90,000 net tons outstanding, and a 10% increase in the price of hot-rolled coil (U.S. Midwest Domestic Hot-Rolled Coil Steel (CRU) Index), assuming foreign exchange remains unchanged, would result in approximately $15.6 million decrease in the Company’s profit or loss.

Critical Accounting Estimates

As disclosed in Note 4 of the March 31, 2023 consolidated financial statements, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 3 to the March 31, 2023 consolidated financial statements discloses the basis for determining the fair value of the warrant, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer-operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and Intangible assets

The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different.

Impairment of property, plant and equipment and Intangible assets

Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the CGU to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.

Defined Benefit Retirement Plans

The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

Assessments and Changes in Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s internal control over financial reporting (as defined in the applicable U.S. and Canadian securities laws) as of March 31, 2023 and based on that assessment concluded that, as of March 31, 2023, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarter or year ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of March 31, 2023. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of March 31, 2023.

  Selected Quarterly Information

(millions of dollars, except where otherwise noted)	2023								2022								2021
As at and for the three months ended[1]		Q4		Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q4
Financial results
Total revenue	C$	677.4	C$	567.8	C$	599.2	C$	934.1	C$	941.8	C$	1,064.9	C$	1,010.2	C$	789.1	C$	638.5
Steel products		609.2		512.0		551.5		877.4		879.9		1,009.5		936.5		722.9		585.6
Non-steel products		14.1		12.1		8.2		11.6		13.9		14.2		31.8		24.4		5.6
Freight		54.1		43.7		39.5		45.1		48.0		41.2		41.9		41.8		47.3
Cost of sales		630.7		611.8		569.4		576.8		603.2		599.9		578.7		510.2		476.0
Administrative and selling expenses		25.0		21.7		24.2		28.4		28.0		18.9		29.4		26.7		32.5
Income (loss) from operations		21.7		(65.7)		5.6		328.9		310.6		446.1		402.1		252.2		130.0
Net income (loss)		(20.4)		(69.8)		87.2		301.4		242.9		123.0		288.2		203.7		100.1

Adjusted EBITDA	C$	47.9	C$	(35.9)	C$	82.7	C$	357.7	C$	334.4	C$	457.3	C$	430.6	C$	280.8	C$	166.9

Per common share (diluted)[3]

Net income (loss)	C$	(0.2)	C$	(0.6)	C$	0.36	C$	1.49	C$	1.45	C$	0.92	C$	4.02	C$	2.83	C$	1.40

Financial position
Total assets	C$	2,455.6	C$	2,549.0	C$	2,716.0	C$	3,070.5	C$	2,693.6	C$	2,520.7	C$	2,185.7	C$	1,697.2	C$	1,553.9
Total non-current liabilities		650		663.4		693.3		618.0		573.5		640.1		1,038.8		1,002.5		1,031.5

Operating results
Average NSR per nt2	C$	1,066	C$	1,116	C$	1,266	C$	1,632	C$	1,608	C$	1,827	C$	1,594	C$	1,185	C$	942
Adjusted EBITDA per nt2		83.8		(78.3)		189.9		665.4		611.1		827.6		733.1		460.3		268.4

Shipping volume (in thousands of nt)
Sheet		505		421		411		485		486		481		514		541		543
Plate		66		37		23		52		61		72		73		69		79
Slab		1		1		1		-		-		-		-		-		-

1 - Period end date refers to the following: “Q4” - March 31, “Q3” - December 31, “Q2” - September 30 and “Q1” - June 30.

2 - The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.

3 - Pursuant to the Merger Agreement with Legato as described in the “Merger Transaction” section of this MD&A, on October 19, 2021, the Company effected a reverse stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former ultimate parent company.

Further, on February 9, 2022, the Company issused 35,883,692 common shares in connection with the earnout rights granted to non-management shareholders that existed prior to the Merger.

On March 3, 2022, the Company commenced a normal course issuer bid for which the Company purchased and cancelled 3,364,262 common shares as at March 31, 2023.

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer (the “Offer”) in the United States. On July 27, 2022, the Offer was completed and 41,025,641 common shares were purchased for cancellation.

Trend Analysis

The Company’s financial performance for the fourth quarter of fiscal year end 2023 (“Q4 2023”) increased from the third quarter of fiscal year end 2023 (“Q3 2023”), primarily due to an increase in Adjusted EBITDA per net ton (“nt”) and increased shipping volume. The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

increased C$150.6 million or 24% from C$638.5 million in Q4 2021 to C$789.1 million in Q1 2022, a result of increased steel revenue mainly due to higher selling price of steel as average NSR per nt increased by C$243.3 from C$942 per nt in Q4 2021 to C$1,185 per nt in Q1 2022.

•

increased C$221.1 million or 28% from C$789.1 million in Q1 2022 to C$1,010.2 million in Q2 2022, a result of increased steel revenue mostly due to higher selling price of steel as average NSR per nt increased by C$409.5 from C$1,185 per nt in Q1 2022 to C$1,594 per nt in Q2 2022.

•

increased C$54.7 million or 5% from C$1,010.2 million in Q2 2022 to C$1,064.9 million in Q3 2022, a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by C$233 from C$1,594 per nt in Q2 2022 to C$1,827 per nt in Q3 2022.

•

decreased C$123.1 million or 12% from C$1,064.9 million in Q3 2022 to C$941.8 million in Q4 2022, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$219 from C$1,827 per nt in Q3 2022 to C$1,608 per nt in Q4 2022.

•

decreased C$7.7 million or 1% from C$941.8 million in Q4 2022 to C$934.1 million in Q1 2023, a result of decreased steel revenue primarily due to lower shipments of steel as shipping volume decreased by 9,693 tons from 547,217 tons in Q4 2022 to 537,524 tons in Q4 2022.

•

decreased C$334.9 million or 36% from C$934.1 million in Q1 2023 to C$599.2 million in Q2 2023, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$366 from C$1,632 per nt in Q1 2023 to C$1,266 per nt in Q2 2023.

•

decreased C$31.4 million or 5% from C$599.2 million in Q2 2023 to C$567.8 million in Q3 2023, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$150 from C$1,266 per nt in Q2 2023 to C$1,116 per nt in Q3 2023.

•

increased C$109.6 million or 19% from C$567.8 million in Q3 2023 to C$677.4 million in Q4 2023, a result of increased steel revenue primarily due to increased shipments of steel as shipping volume increased by 113,306 tons from 458,341 tons in Q3 2023 to 571,647 tons in Q4 2023.

Net income (loss):

•

of C$203.7 million in Q1 2022 increased compared to C$100.1 million in Q4 2021 due primarily to higher revenue (increased by C$150.6 million), a result of higher selling prices of steel, proportionately lower increase in cost of sales of C$34.2 million and lower administrative and selling expenses (decreased by C$5.8 million).

•

of C$288.2 million in Q2 2022 increased compared to C$203.6 million in Q1 2022 primarily due to higher revenue of C$221.1 million, a result of higher selling prices of steel with a proportionately lower increase in cost of sales of C$68.5 million.

•

of C$123.0 million in Q3 2022 decreased compared to C$288.2 million in Q2 2022 mostly due to listing expense (C$235.6 million) as a result of the Merger. This was offset in part by changes in fair value of warrant liability (C$6.8 million), changes in fair value of earnout liability (C$33.6 million), changes in fair value of share-based compensation liability (C$2.9 million) and increased revenue due primarily to higher selling price of steel.

•

of C$242.9 million in Q4 2022 increased compared to C$123.0 million in Q3 2022 mostly due to listing expense (C$235.6 million) as a result of the Merger in Q3 2022. This was offset in part by decreased revenue due primarily to lower selling price of steel.

•

of C$301.4 million in Q1 2023 increased compared to C$242.9 million in Q4 2022 mainly due to the changes in fair value of warrant liability (C$51.6 million) and changes in fair value of share-based compensation liability (C$12.3 million).

•

of C$87.2 million in Q2 2023 decreased compared to C$301.4 million in Q1 2023 primarily due to decreased revenue of C$334.9 million, a result of lower selling prices of steel with a lower decrease in cost of sales of C$55.2 million. In addition, pension and post-employment benefit expenses increased as a result of ratifying the collective bargaining agreements (C$53.3 million). This was offset in part by lower income tax expense of C80.0 million due to lower income before income taxes.

•

of (C$69.8) million in Q3 2023 decreased compared to C$87.2 million in Q2 2023 primarily due to decreased revenue of C$31.4 million, a result of lower selling prices of steel, and due to an increase in cost of sales of C$42.4 million. In addition, the decrease was due in part to foreign exchange loss increasing as a result of fluctuating exchange rates (C$50.7 million) and the changes in fair value of warrant liability (C$41.5 million).

•

of (C$20.4) million in Q4 2023 increased compared to (C$69.8) million in Q3 2023 primarily due to increased revenue (C$109.6 million), a result of increased shipping volume. This was offset, in part, by an increase in cost of sales (C$18.9 million), the changes in fair value of the warrant liability (C$13.0 million), the fair value of the share-based payment compensation liability (C$7.1 million) and the fair value of earnout liability (C$3.7 million).